EXHIBIT 99.1

Ultrapetrol Announces Expansion of Board of Directors

NASSAU, Bahamas, March 07, 2016 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business, and Ocean Business), announced today the appointments of Mr. Barry W. Ridings and Mr. John C. Wobensmith to the Company’s Board of Directors. The additions of Mr. Ridings and Mr. Wobensmith will increase the Board’s membership to seven.

Mr. Ridings currently serves as Vice Chairman of Lazard Frères & Co. LLC. He also serves as Chairman of LMDC Holdings and as a member of the Board of Directors of various companies, including Siem Industries Inc. and iStar Inc. Previously, he was a Managing Director at Deutsche Banc Alex. Brown from 1990 to 1999 and at Drexel Burnham Lambert from 1986 to 1990. Additionally, Mr. Ridings serves in an advisory role for a number of non-profit and charitable organizations, including the Catholic Charities of the Archdiocese of New York. Mr. Ridings has an M.B.A. in Finance from Cornell University and a B.A. in Religion from Colgate University.

Mr. Wobensmith currently serves as President of Genco Shipping & Trading. He was previously President of Baltic Trading Limited until its acquisition by Genco in 2015. Prior to that, he served as Chief Financial Officer of Genco, Senior Vice President of American Marine Advisors, an investment bank focused on the shipping industry, and Vice President of First National Bank of Maryland’s international maritime lending group. He also serves as a member of the Board of Trustees, among other roles, for St. Mary’s College of Maryland, from which he has a B.A. in Economics. He also holds the Chartered Financial Analyst designation.

Eduardo Ojea Quintana, Chairman of Ultrapetrol, commented, “We are pleased to strengthen our Board of Directors with the addition of Barry Ridings and John Wobensmith. As we continue to make progress in the implementation of our strategic initiatives and our efforts to achieve a consensual financial restructuring, we expect to derive substantial benefit from their extensive industry experience and expertise.”

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

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